Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos. 333-117860 and 333-123656) pertaining to the 1999 Stock Option Plan, 2004 Equity Incentive Plan, 2004 Outside Directors Stock Plan, and the 2004 Employee Stock Purchase Plan of salesforce.com, inc., of our reports dated March 15, 2006, with respect to the consolidated financial statements and schedule of salesforce.com, inc., salesforce.com management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of salesforce.com, inc. included in this Annual Report (Form 10-K) for the year ended January 31, 2006.

/s/    ERNST & YOUNG LLP

San Francisco, California

March 15, 2006